13 January 2009

VIA EDGAR

Mr Robert Babula, Staff Accountant
Mail Stop 3561
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	China Premium Lifestyle Enterprise, Inc.
File No. 333-120807
Form 10-K for the Year Ended 31 December 2007

Dear Mr Babula:

I wrote to you on 9 January 2009 on behalf of China Premium Lifestyle Enterprise, Inc. (the “Company”) to inform the staff of the Division of Corporation Finance (the “Staff”) of the US Securities and Exchange Commission (the “Commission”) as to the anticipated filing date of an amendment to the Company’s Form 10-K for the year ended 31 December 2007 (the “Amended Form 10-K”).  In this letter, I stated that the Company intended to file the Amended Form 10-K with the Commission on 19 January 2009.  However, it has subsequently come to my attention that this day is a US national holiday, and, as a result, the Commission’s EDGAR filing system is not open on 19 January to accept any electronic filings.  As a result, the Company intends to file the Amended Form 10-K with the Commission on 20 January 2009.  The Company regrets any inconvenience and appreciates the Staff’s patience.

Should any members of the Staff have further questions regarding this letter, please contact me at 011 852 2877 0340 or Mr Taylor at (215) 569-5579.

Very truly yours, /s/ Joseph Tik Tung Wong Joseph Tik Tung Wong Chief Financial Officer and Treasurer

cc:	Mr Andrew Mew, Accounting Branch Chief
Ms Donna Di Silvio, Senior Staff Accountant
Jeffrey M. Taylor, Esq., Blank Rome LLP
Loretta A. Damron, Esq., Blank Rome LLP